Securities and Exchange Commission
Trading and Markets

FEB 18 2020

RECEIVED

20004416

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21584

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/17 (MM/DD/YY) AND ENDING 09/30/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Global Wealth Management Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1600 Pennsylvania Avenue
(No. and Street)

McDonough (City) GA (State) 30253 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Gattenberg 212-668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway SE, Suite 1100 (Address) Atlanta (City) Georgia (State) 30339 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RM

OATH OR AFFIRMATION

I, David Martin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Global Wealth Management Inc, as of September 30, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

Notary Public

JULI A CONN NOTARY PUBLIC HENRY COUNTY, GEORGIA

Expires 9/21/21

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

American Global Wealth Management, Inc.

Financial Statements
and Supplementary Schedules

For the Year Ended September 30, 2018

With

Report of Independent Registered Public Accounting Firm

Contents
As of and for the Year Ended September 30, 2018

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

**REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM**

To the Stockholder of
American Global Wealth Management, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of American Global Wealth Management, Inc. (the "Company") as of September 30, 2018, the related statements of operations, changes in stockholder's equity, changes in subordinated liabilities and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying

schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2016.

November 27, 2018
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

Statement of Financial Condition
September 30, 2018

ASSETS	
Cash	$ 69,976
Clearing deposit	51,047
Commission receivable	42,040
Property and equipment, net of accumulated depreciation of $1,827	11,351
Due from clearing firm	1,238
Accounts receivable	5,038
Prepaid expenses	8,863
TOTAL ASSETS	$ 189,553
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Accounts payable and accrued expenses	$ 13,195
Commissions payable	58,986
Due to related parties	16,156
Subordinated debt	175,000
TOTAL LIABILITIES	263,338
Stockholder's Equity	
Capital stock	5,000
Additional paid in capital	40,000
Retained earnings (deficit)	(118,785)
TOTAL STOCKHOLDER'S EQUITY (DEFICIT)	(73,785)
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 189,553

See accompanying notes to financial statements

Statement of Operations
For the Year Ended September 30, 2018

REVENUE:	
Commission income	$ 557,758
Mutual fund fees	61,583
Registered rep fee income	40,975
Interest income	5,939
Due diligence fees	13,000
Other income	20,752
Total revenue	700,007
OPERATING EXPENSES:	
Compensation and benefits	466,723
Clearance fees	13,935
Occupancy and equipment	32,257
Technology and communications	18,658
Other	152,979
Total expenses	684,552
NET INCOME BEFORE INCOME TAXES	$ 15,455
Income Taxes	$ -
NET INCOME AFTER INCOME TAXES	$ 15,455

See accompanying notes to financial statements

Statement of Changes in Stockholder's Equity
Year Ended September 30, 2018

	Capital Stock	Additional Paid in Capital	Retained Earnings	Total
Balance at October 1, 2017	$5,000	10,000	$(134,240)	$ (119,240)
Capital Contribution	-	30,000	-	30,000
Net Income	-	-	15,455	15,455
Balance at September 30, 2018	$5,000	$40,000	$(118,785)	$(73,784)

See accompanying notes to financial statements

Statement of Cash Flows
Year Ended September 30, 2018

OPERATING ACTIVITIES:	
Net income	$ 15,455
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation expense	$ 1,826
Changes in operating assets and liabilities	
Increase in clearing deposit	(170)
Increase in commission receivable	(42,040)
Decrease in accounts receivable	922
Increase in due from clearing firm	(855)
Decrease in investment account	335
Increase in prepaid expenses	(8,863)
Decrease in accounts payable and accrued expenses	(4,134)
Increase in commissions payable	58,987
Increase in due to related party	6,655
Decrease in deferred revenue	(6,049)
Decrease in income taxes payable	(900)
Net cash provided by operating activities	21,169
INVESTING ACTIVITIES:	
Cash paid for property and equipment	(2,236)
Net cash used in investing activities	(2,236)
FINANCING ACTIVITIES:	
Contributions by stockholder	30,000
Net cash provided by financing activities	30,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	48,933
CASH AT BEGINNING OF YEAR	21,043
CASH AT END OF YEAR	$ 69,976

See accompanying notes to financial statements

Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year Ended September 30, 2018

Subordinated Liabilities at September 30, 2017	$ 175,000
Increases (decreases)	-
Subordinated Liabilities at September 30, 2018	$ 175,000

See accompanying notes to financial statements

Notes to Financial Statements
September 30, 2018

1. Organization and Nature of Business

The Company is a registered broker dealer organized under the laws of the state of Wisconsin in 1977. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the securities commissions of appropriate states. The Company's primary business is brokerage of investment securities.

2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

Cash and Cash Equivalents
The Company's cash is held at one financial institution and at times may exceed federally insured limits. The Company has placed these funds in a high quality institution in order to minimize risk relating to exceeding insured limits.

Revenue Recognition
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Receivable from Clearing Broker and Clearance Agreement
The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities. The Company has a deposit with its clearing broker, which is refundable to the Company should it discontinue its arrangement. Amounts receivable from its clearing organization consist of commissions receivable. The receivable is consider fully collectible and no allowance is required.

Income Taxes
Income taxes are computed based on income for financial reporting purposes. Deferred income taxes are reported for timing differences between items of income or expense reported in the financial statements and those reported for income tax purposes. The difference related principally to book income calculated using the accrual method of accounting and tax income determined using the cash basis.

The Company has adopted the provision of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely, than not to be sustained if the taxing authority examines the respective position. A tax position includes the entity's status and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income tax is necessary.

Notes to Financial Statements
September 30, 2018

Property and Equipment
Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold, or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

3. New Accounting Pronouncements
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. The Company will adopt ASU 2014-09 effective October 1, 2018. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. In doing so, companies will need to use more judgment and make more estimates than under current guidance. The Company is currently evaluating the impact that the adoption of the new accounting guidance may have on its financial statements.

In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A lessee will be required to recognize on the balance sheet the assets and liabilities for leases with lease terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

4. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

5. Liabilities Subordinated to Claims of General Creditors

The Company has borrowings under agreements which are subordinate to claims of general creditors. The details of this debt are as follows:

Payable To	Due Date	Interest Rate	
Stockholder	September 10, 2020	5%	50,000
Stockholder	February 28, 2019	5%	125,000
Balance at September 30, 2018			$175,000

The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the Securities and Exchange Commission's net capital rules. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The Stockholder waived the interest payments for the year ended September 30, 2018.

Notes to Financial Statements
September 30, 2018

6. Contingencies and Concentrations of Credit Risk

Pursuant to a clearing agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. Therefore, all of the customer's money balances and long and short securities positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearing broker agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company, and the clearing broker, monitor collateral on the securities transactions introduced by the Company.

The Company is subject to arbitration and litigation in the normal course of business. The Company has no litigation in progress at September 30, 2018.

7. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2018, the Company had net capital of $60,700 which was $54,810 in excess of its required net capital of $5,890. The Company's aggregate indebtedness to net capital ratio was 1:46 to 1.0.

8. Income Taxes

The provision for income taxes is summarized as follows:

Current income tax expense	$4,000
Deferred income tax expense (benefit)	($4,000)
Income tax expense (benefit)	-

The Company's current income tax benefit differs from the amounts computed by applying the combined federal and state income tax rates to the income before income taxes due to use of cash basis reporting for income tax purposes and non-deductible expenses.

Deferred income taxes are recognized for temporary differences between the basis of assets and liabilities for financial and income tax purposes. The differences at September 30, 2018 are not significant and relate primarily to use of the cash basis of accounting for income tax reporting.

The Company utilized approximately $8,000 of net operating loss carryforwards during 2018.

9. Leases and Related Parties

The Company leased office premises during the year ended September 30, 2018 pursuant to a related party lease agreement, on a month to month basis. Rent under the lease arrangement was $15,431 for the year ended September 30, 2018.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission Act of 1934
As of September 30, 2018

SCHEDULE I

TOTAL STOCKHOLDER'S EQUITY QUALIFIED FOR NET CAPITAL	$	(73,785)
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets and other assets:		(40,516)
ADD BACK FOR LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	$	175,000
NET CAPITAL	$	60,700
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	5,889
Excess net capital	$	54,810
Net Capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required	$	51,866
AGGREGATE INDEBTEDNESS:		
Liabilities, net of suboordinated debt	$	88,338
Percentage of aggregate indebtedness to net capital		146%

There are no material differences between the preceding computation and the Company's corresponding unaudited amended Part IIA of Fom X-17A-5 as of September 30, 2018.

See accompanying notes to financial statements

SCHEDULE II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 (EXEMPTION)

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(ii).

SCHEDULE III - Information for Possession or Control Requirements Under Rule 15c3-3 (EXEMPTION)

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(ii). The company did not maintain possession or control of any customer funds or securities at September 30, 2018.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
American Global Wealth Management, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) American Global Wealth Management, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which American Global Wealth Management, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) American Global Wealth Management, Inc. stated that American Global Wealth Management, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. American Global Wealth Management, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about American Global Wealth Management, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

November 27, 2018
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

American Global Wealth Management Inc.
Exemption Report

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To whom it may concern:

American Global Wealth Management Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): [(2)(ii)]

(2) The Company met the identified exemption provisions in Paragraph (k) of Rule 15c3-3 throughout the fiscal year ended September 30, 2018 without exception.

I, David Martin, swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.

Title: CEO